SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. __)*



                          FIRST MONTAUK FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   321 006 108
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  July 11, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)






         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    |_|      Rule 13d-1(b)
                    |X|      Rule 13d-1(c)
                    |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
----------------------------                        ----------------------------

CUSIP No.  321 006 108                              Page 2 of 4 Pages
----------------------------                        ----------------------------


--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Kirlin Holding Corp.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                         (b)|_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------- ------ ----------------------------------------------

                           5      SOLE VOTING POWER

                                  852,500 shares
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       6      SHARED VOTING POWER
REPORTING
PERSON                             -0-
WITH
                           ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                  852,500 shares
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                  -0-
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          852,500 Shares
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           |_|


--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.9%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  First Montauk Financial Corp. ("Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, NJ 07701

Item 2(a).        Name of Person Filing:

                  Kirlin Holding Corp. ("Kirlin")

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  6901 Jericho Turnpike, Syosset, New York 11791

Item 2(c).        Citizenship:

                  Kirlin is a Delaware corporation.

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value

Item 2(e).        CUSIP Number:

                  321 006 108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)|_| Broker or dealer registered under Section 15 of the Exchange Act

                  (b)|_|   Bank as defined in Section 3(a)(6) of the Exchange
                           Act

                  (c)|_| Insurance company as defined in Section 3(a)(19) of the Exchange Act

                  (d)|_| Investment company registered under Section 8 of the Investment Company Act

                  (e)|_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

                  (f)|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

                  (g)|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

                  (h)|_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

                  (i)|_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

                  (j)|_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount Beneficially Owned: Kirlin may be deemed to beneficially own an aggregate of 852,500 shares of the Issuer's Common Stock.

                  (b) Percent of Class: 9.9%, based upon 8,625,284 shares of Common Stock outstanding on May 20, 2002, which number has been obtained from Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct vote: 852,500
                  shares

                           (ii) shared power to vote or to direct vote: -0-


                           (iii) sole power to dispose or to direct the
                  disposition of: 852,500 shares

                           (iv) shared power to dispose or to direct the
                  disposition of: -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   July 15, 2002
                                                   -------------
                                                   Date



                                                   KIRLIN HOLDING CORP.


                                                   By: /s/ David O. Lindner
                                                       -------------------------
                                                       Name:  David O. Lindner
                                                       Title: Chairman of the
                                                              Board and Chief
                                                              Executive Officer